Exhibit 99.1

July 6, 2004

CAMTEK CONTACT:

Moshe Amit

Tel: +972-4-604-8308

Mobile: +972-5-469-4902

mosheamit@camtek.co.il

CAMTEK REPORTS PRELIMINARY INFORMATION ON REVENUES FOR THE SECOND QUARTER OF 2004

RECORD REVENUES OF US$17.0-17.4 MILLION EXCEED TOP HISTORICAL PERFORMANCE

SIXTH CONSECUTIVE QUARTER OF GROWTH IN REVENUES– UP 30%-33% FROM PREVIOUS QUARTER

FIRST RECOGNITION OF INCOME FROM FALCON SALES

MIGDAL HA’EMEK, ISRAEL – July 6, 2004 – Camtek Ltd. (NASDAQ:CAMT) reported today that, based on a preliminary review, it expects to report revenues of US$17.0 to US$17.4 million for the second quarter of 2004, reflecting an increase of 30% to 33%, respectively, over the first quarter of 2004, and an increase of 166% to 172% over the second quarter of 2003.  The Company first recognized revenues in the second quarter from sales of Camtek’s Falcon, its new system for the semiconductor manufacturing and packaging industries.  The revenues were approximately US$1 million, and related to sales to two U.S. customers.

“This is the sixth consecutive quarter of growth in revenues, which are likely to be the highest yet in Camtek’s history, and the first to include revenues from sales of our Falcon systems to the semiconductor manufacturing and packaging industries,” commented Rafi Amit, Camtek’s CEO.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd. designs, develops, manufactures, and markets automatic optical inspection systems and related products.  Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.  This press release is available at www.camtek.co.il.

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions, as well as due to risks identified in the Company’s last Form 20-F and other documents filed by the Company with the SEC.